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Mark A. von Bergen (503) 243-5874 mark.vonbergen@hklaw.com

June 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Suzanne Hayes, Assistant Director

Re:	Paulson Capital (Delaware) Corp. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 18, 2014 File No. 000-18188

Dear Ms. Hayes:

On behalf of Paulson Capital (Delaware) Corp. (the “Company”), we hereby submit this draft respone to the Staff's comment letter, dated May 15, 2014. The Company’s proposed response to each comment is set forth below, in the order in which the comments were made in the Staff’s letter. We have included with this letter the proposed changes to the Form 10-K to aid in expediting your review.

U.S. Securities and Exchange Commission

June 17, 2014

Item 1. Business, page 2

New Investments and change in ownership of Paulson Investment Company, page 3

1.

Tell us, and revise your disclosure in future filings, including your revised preliminary proxy statement to clarify how the loans and other funding received by PIC impacts the value of investor’s shares of Paulson Capital.

As more fully disclosed in the preliminary proxy statement under “The Merger – Restructuring of PIC,” the Company’s ownership interest in PIC will be reduced to a negligible amount if and when the equity securities of PIC are issued, which issuance depends largely on whether the VBI merger is consummated. At the effective time of the merger, an irrevocable liquidating trust (the “Trust”) will be created and the stockholders of record of Paulson Common Stock as of the record date for the Company’s 2013 Annual Meeting of Shareholders (the “Legacy Shareholders”) will be given nontransferable beneficial interests in the Trust in proportion to their pro rata ownership interest in the Paulson Common Stock as of the 2013 Record Date. The majority of the assets currently held by PIC, which are nonoperating assets primarily consisting of underwriter warrants, trading and investment securities, and cash and accounts receivables (the “Trust Assets”), collectively valued at approximately $8.8 million at March 31, 2014, will be transferred to the Trust at the effective time of the merger. It is expected that the Trust Assets will be liquidated and distributed to the Legacy Shareholders over the two to three years following formation of the Trust. At the effective time of the merger, a series of transactions will occur after which the ownership interest of the Company in PIC will be diluted to a 0.01% equity interest. The consummation of the PIC restructuring transactions is contingent upon FINRA approval for the change of control of PIC, as well as the consummation of the merger. If the merger is not completed for any reason, the restructuring of PIC will not occur as contemplated. In such event, the Company expects that PIC management will operate the business in a manner similar to that in which it is being operated today, and that the Company stockholders will continue to be subject to the same risks and opportunities to which they are currently subject as owners of Paulson Common Stock. If the merger is not completed, the Company’s Board will, among other things, continue to evaluate and review its business operations, properties, and capitalization and seek to identify strategic alternatives to enhance stockholder value. Therefore, the loans and other funding received by PIC may ultimately have little or no impact on the value of the Company’s shares. If the merger is consummated and the PIC restructuring occurs, the investors will have no rights to the assets or operations of PIC (other than in an infinitesimal amount), although those who are Legacy Shareholders will receive distributions from the Trust, and all Company shareholders will own stock in the new merged entity. It is impossible to determine how those events will affect the value of the Company’s Common Stock.

The Proxy Statement will be revised to address this comment under "The Merger - Effect on Paulson if the Merger is Not Completed."

U.S. Securities and Exchange Commission

June 17, 2014

Formation of Liquidating Trust, page 4

2.

Tell us, with a view towards revised disclosure, about the current status of your plan to transfer assets to the liquidating trust. Describe the most significant reasons that the transfer has not been completed and describe the impact of the VBI transaction.

The Trust is expected to be created and funded, and the Legacy Shareholders given non-transferable beneficial interests in the Trust, at the effective time of the contemplated VBI merger. The notion of the Trust was originally devised by the Company's Board of Directors, legal counsel, and tax advisors in connection with the July 2013 PIPE Financing. The creation and funding of the Trust was expected to occur shortly after the Company Shareholders approved the July 2013 PIPE Financing and related proposals at the Annual Meeting of Shareholders held on November 8, 2013. However, in November 2013, the NASDAQ Listing Qualifications Staff began a review of whether the Company had failed to comply with the notice requirement for the declaration of dividends set forth in Listing Rule 5250(e)(6). On December 30, 2013, the Company was notified that the staff had determined to delist the Company's Common Stock from The NASDAQ Capital Market. Since the closing of the 2013 PIPE Financing is conditioned upon the Company maintaining its NASDAQ listing, the Company decided to postpone indefinitely the formation of the Trust until resolution of the NASDAQ issue. The Company requested a hearing before the NASDAQ Listing Qualifications Panel (the "Panel") which was held on February 6, 2014. On February 19, 2014, NASDAQ notified the Company that the Panel had determined to continue the Company's listing on NASDAQ. In the meantime, on January 27, 2014, the Company and VBI entered into a letter of intent, and on May 8, 2014, entered into a definitive Agreement and Plan of Merger, with regard to the merger. The VBI merger, too, is conditioned upon the Company maintaining its listing, and the Company does not expect to form the Trust until the 2013 PIPE Financing is closed and the VBI merger is consummated, which are likely to occur simultaneously.

Overview, page 8

3.	Please provide the disclosures for your one customer that represented more than 10% of your total revenue required by Item 101(c)(1)(vii) of Regulation S-K.

We have added disclosure under "Overview" regarding the customer.

4.

Please quantify the current value of your warrants. Also please disclose the number of warrants and the percentage of the total warrants you currently own that are “under water” as of your fiscal year end.

We have added disclosure under "Overview" regarding the current value of the warrants, their number, and the percentage "under water."

Corporate Finance, page 9

5.

Revise your disclosure in future filings to place your current operations in better context. We note your discussion of your history of conducting public offerings over the period from 1978 and 2013. However, over the past two years, you have only conducted one public offering.

We have revised the disclosure under "Corporate Finance" to put the current operations in better context.

U.S. Securities and Exchange Commission

June 17, 2014

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 32

6.	Revise this section to provide the disclosure regarding the related party loans received by PIC.

We have added disclosure under "Item 13" regarding the customer.

Item 8. Financial Statements and Supplementary Data, page 22

Notes to the Consolidated Financial Statements, page F-6

Note 7 – Fair Value Measurements, page F-12

Valuation of Underwriter Warrants and Underwriter Warrants Payable to Employees, page F-13

7.

We note that you use the Black-Scholes Option Pricing Model to estimate the fair value of your underwriter warrants and that stock price is the most influential factor in this model. With respect to your private company underwriter warrants, please revise your future filings to explain how you determine the estimated stock prices to be used in your valuation model.

In future filings, we will include the methodology described in the preceding paragraph titled "Valuation of Not Readily Marketable Investment Securities Owned," where the fair value of not readily marketable securities is estimated by management using available information including the following: quoted market prices of similar securities (i.e., unrestricted shares of the same company); price of recent known trades of the same or similar securities; the cost of the security, if recently purchased, adjusted for changes in the financial condition of the issuer; and all other information available from review of available documents related to the issuer or discussions with management of the issuer.

U.S. Securities and Exchange Commission

June 17, 2014

8.

We note that your underwriter warrants payable to employees represent warrants that are held by Paulson Investment Company (PIC), but are distributable to employees as compensation. We also note that you classify these warrants payable to employees as Level 3 fair value measurements. Please respond to the following and revise your disclosure in future filings accordingly:

●

Clarify when the compensation expense related to these warrants is earned by employees and when it is ultimately distributed. In this regard, clarify whether the distribution to employees is dependent upon the exercise of the underlying warrants or whether employees are entitled to the full amount of compensation regardless of whether the warrants are exercised or expire.

Compensation expense (underwriter warrant commissions) from the receipt of underwriter warrants payable to employees is recognized when the underwriting is completed and the warrants are received from the issuer.  Changes to the fair value of warrants payable to employees in subsequent periods are recorded as an increase/(decrease) to underwriter warrant commissions. The distribution of warrants to employees is expected to occur as soon as administratively feasible, after receipt of a tax opinion on the taxability to the employees, allocation of the warrants to employees, and further coordination with the issuer to reissue them in the names of the employees. The distribution to employees is not dependent upon the exercise of the underlying warrants by the Company, and the Company will not make up any difference to employees for any decrease in fair value of the underwriter warrants between the date they are received and the date of distribution to employees. Disclosure to this effect will be included in future filings.

●

Clarify whether underwriter warrants payable to employees are measured at fair value on a recurring basis. If so, please explain why you did not recognize an unrealized gain/loss from these warrants payable to employees during the year ended December 31, 2013 given that an unrealized loss was recognized on your underwriter warrants asset.

Changes to the fair value of warrants payable to employees in subsequent periods are recorded as an increase/(decrease) to underwriter warrant commissions. Disclosure to this effect will be included in future filings. With respect to 2013, only the underwriter warrants received from one issuer are subject to the employee liability, and those warrants were received the week prior to year-end.  As a result, the unrealized loss on underwriter warrants pertained to all of the other underwriter warrants received in prior periods, and the underwriter warrant commission expense pertained specifically to the warrants received from that one issuer just prior to year-end.  In the Form 10-Q for the period ended March 31, 2014, we recorded a contra entry to underwriter warrant commissions for the decrease in fair value of the warrants payable to employees.

●

In the event that underwriter warrants payable to employees are not measured at fair value on a recurring basis, please cite the relative accounting literature you relied upon in determining the appropriate accounting treatment.

We intend to measure underwriter warrants payable to employees at fair market value on a recurring basis. Please see response to immediately preceding comment.

●	Explain how the expiration or sale of your underwriter warrants owned affects the related liability payable to employees.

The liability for underwriter warrants payable to employees will fluctuate with the fair value of the underlying underwriter warrants. Consistent with the above responses, changes to the fair value of underwriter warrants payable to employees in subsequent periods are recorded as an increase/(decrease) to underwriter warrant commissions.  This will occur until the earliest of: (1) expiration of the warrant; (2) exercise of the warrant, along with sale of the underlying stock and distribution of the sales proceeds to employees; or (3) distribution of the warrant to employees.

U.S. Securities and Exchange Commission

June 17, 2014

Note 12 – Earnings (Loss) per Share, page F-17

9.

We note from your consolidated statements of operations that you present earnings per share (EPS) for two classifications of common stock, Legacy and Non-Legacy shares. Please respond to the following and revise your disclosure in future filings accordingly:

●

Explain your accounting basis for providing separate EPS measures for Legacy and Non-Legacy shares. In this regard, clarify if you are using the two-class method to compute EPS for each of these classes, and if so, how you determined that either of these classes meets the definition of a participating security. Refer to ASC 260-10-45-59A through 45-60A.

In response to the Staff's written and oral comments, we have revised the Consolidated Statement of Operations, Note 1 and Note 12 to present a single EPS.

The Company has considered the need to report the restatement of EPS pursuant to Item 4.02 of Form 8-K and has concluded that the restatement does not trigger the requirements of the rule for several reasons: (1) The restatement is merely a reclassification that adds the two EPS line item numbers together, arriving at the same total EPS. (2) The Company felt that the original presentation of EPS for two classifications of common stock was a more conservative approach than consolidating the two numbers. (3) The EPS for the Company is not a critical number in any event for investors because of the important activities that do not affect earnings in which the Company is involved, especially the contemplated merger with VBI. For these reasons, the Company concluded that the previously issued financial statements were not misleading in any material way and an Item 4.02 disclosure was not warranted. Moreover, the decision to present two classifications of EPS was carefully considered by the Company’s management. Accordingly, the Company concludes there was no material weakness in internal control.

●

Explain how net income/(loss) was allocated between Legacy and Non-Legacy shareholders given that the liquidating trust in which the Legacy shareholders will hold a beneficial interest was not formed as of December 31, 2013.

Although the liquidating trust in which the Legacy shareholders hold a beneficial interest was not formed as of December 31, 2013, the Trust Assets are specifically identifiable and have been segregated for accounting purposes to allocate the net income/(loss) between Legacy and Non-Legacy shareholders. In addition, see the response to the prior comment.

U.S. Securities and Exchange Commission

June 17, 2014

●

Clarify how you determined it was appropriate to include 16,477,003 contingently issuable common shares in your diluted EPS calculation for Non-Legacy shareholders given that the associated warrants were not issued as of December 31, 2013.

The Class A and Class B warrants under the 2013 PIPE Financing will not be issued until the conditions to the release of the escrow are met. Under FASB ASC 260-10-45-54, “In some cases, shares may be issued contingent on conditions other than earnings or market price of the company's stock (for example, based on opening a certain number of retail locations by a certain date). In such cases, the contingently issuable shares should be included in diluted earnings per share computations based on the assumption that the current status of the condition will remain unchanged until the end of the contingency period.” As a result, the Non-Legacy Shareholder earnings per share after the 2013 PIPE Financing included the contingently issuable common shares.  In addition, see the response above regarding the revisions to the EPS presentation.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter or the Form 10-K to me at (503) 243-5874.

Very truly yours, HOLLAND & KNIGHT LLP /s/ Mark A. von Bergen Mark A. von Bergen

MAvB:sbk

Cc:	Trent Davis

A substantial portion of our corporate finance business consists of acting as placement agent for PIPEs and private placements for microcap and smallcap companies. As a part of our compensation for these activities, we typically receive warrants exercisable to purchase securities of the issuer similar to those that we offer and sell as placement agent. The warrants have varying terms and conditions, and generally have a five-year expiration date and are subject to a restricted period of six months to one year during which we cannot exercise. The exercise price is typically 120% of the price at which the securities were initially sold in the offering in which we participated. Accordingly, unless there is at least a 20% increase in the price of these securities at some time more than six months and less than five years after the offering, the warrants will remain “under water” and will ultimately expire unexercised. As of December 31, 2013, we held 13 underwriter warrants from 9 issuers. The fair market value of the underwriter warrants was $5.3 million, and 13% of this amount was “under water.”

The following table shows the portion of our revenues that was attributable to each revenue category for the last two fiscal years (in thousands):

	Year Ended December,
	2013	2012
Commissions	$2,590	$3,767
Corporate finance	7,782	521
Investment loss	(880)	(554)
Trading income	1,248	1,036
Interest and dividends	34	1,280
Gain on sale of assets	-	1,489
Other	60	186
	$10,834	$7,725

In 2013 and 2012, none of our revenue was from foreign sources. During 2013, one customer represented 10% or more of our total revenue; we acted as placement agent for CytoDyn Inc. in raising $14.5 million in a private offering for which we received placement agent fees and warrants. During 2012, no customer represented 10% or more of our total revenue. In addition, all of our long-lived assets were located within the U.S.

Clearing Firm

Pursuant to our agreement with RBC Correspondent Services, a division of RBC Capital Markets Corporation (“RBC CS”), RBC CS carries all of our customer securities accounts and performs the following services: (1) preparation and mailing of monthly statements to our customers; (2) settlement of contracts and transactions in securities between us and other broker-dealers and between us and our customers; (3) custody and safe-keeping of securities and cash, the handling of margin accounts, dividends, exchanges, rights offerings and tender offers; and (4) the execution of customer orders placed on an exchange. We determine the amount of commission to be charged to our customers on principal and agency transactions, as well as the price of securities purchased or sold in principal transactions. RBC CS receives compensation based on the number of transactions and revenue sharing arrangements. In the event of a liability arising from a bad debt from a customer, we are required to indemnify RBC CS against any loss. This potential liability is uninsured.

Commissions

As a securities broker, we act as agent for our customers in the purchase and sale of common and preferred stocks, options, warrants and debt securities traded on securities exchanges or in the over-the-counter (“OTC”) market. A portion of our revenue is derived from commissions from customers on these transactions. In the OTC market, transactions with customers in securities may be effected as principal, rather than agent, primarily in securities for which we are a market maker. Customer transactions in securities are effected either on a cash or margin basis.

We also enter into dealer agreements with mutual fund management companies and publicly registered limited partnerships. Commissions on the sale of these securities are derived from the standard dealer discounts, which range from approximately 1% to 8.5% of the purchase price of the securities, depending on the terms of the dealer agreement and the amount of the purchase. We do not generally sell interests in limited partnerships that are not publicly registered.

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In the case of corporate finance transactions, described below, a portion of the discount applicable to securities placed by our retail brokerage group is credited to securities brokerage commissions and the commission payable to the broker is recorded as securities brokerage commission expense.

Corporate Finance

While a substantial portion of our corporate finance business consists of acting as placement agent for PIPEs and private placements for microcap and smallcap companies, we also act as managing underwriter of initial and follow-on public offerings for smaller companies. We underwrite the public offerings on a “firm commitment” basis, which means that we agree to purchase a specific amount of securities from the issuer at a discount and resell the securities to the public at a specified price after the registration statement for the offering is declared effective by the Securities and Exchange Commission (the “SEC”). Managing these public offerings involves the risk of loss if we are unable to resell at a profit the securities we are committed to purchase. This risk is usually reduced by including other stock brokerage firms as a part of an underwriting syndicate in which each member commits to purchase a specified amount of the offering. We, and the other underwriters, may also sell a portion of our respective commitments through a “selling group” of other stock brokerage firms that participate in selling the offering but are not subject to an underwriter’s commitment. As an underwriter, we are also subject to potential liability under federal and state securities laws if the registration statement or prospectus contains a material misstatement or omission.

The commitment of our capital between the time a firm commitment underwriting agreement becomes effective and the time we resell the securities constitutes a charge against our net capital. Accordingly, our participation in, or initiation of, underwritings may be limited by the financial requirements of the SEC and the Financial Industry Regulatory Authority (“FINRA”). See “Net Capital Requirements” below.

From 1978 through 2011, Paulson’s investment banking business, conducted through PIC, Paulson’s operating subsidiary, consisted primarily of acting as the managing underwriter or co-managing underwriter for public securities offerings. During that period, PIC acted as the manager or co-manager of 168 public offerings, including 95 initial public offerings, raising approximately $1.2 billion for corporate finance clients. In recent years, macroeconomic conditions and government regulations have made raising money for microcap companies in the public market very difficult. In 2012 and 2013, PIC’s business shifted from focusing primarily on public offerings to private offerings. In 2012, PIC completed one initial public offering in which it raised $2.8 million for Methes Energies International, as well as one private placement. In 2013, PIC completed no public offerings and 12 private offerings, raising $29.8 million for 11 different companies. In public offerings, historically we have received 2% to 3% of the aggregate amount of money raised in an offering to cover nonaccountable expenses and between 7% and 9% as compensation to underwriters, selling group members and registered representatives, although these percentages may be lower for larger transactions. For private equity offerings, we typically receive 10% to 13% of the aggregate money raised as a placement agent fee.

As a part of our compensation for the underwriting and placement agent activities, we also typically receive warrants exercisable to purchase securities of the issuer similar to those that we offer and sell as underwriter or placement agent. The warrants have varying terms and conditions, and generally have a five-year expiration date and vest immediately. The warrants are generally subject to a restricted period of six months to one year in which we cannot exercise. The exercise price is typically 120% of the price at which the securities are initially sold in the offering in which we participated. Accordingly, unless there is at least a 20% increase in the price of these securities at more than six months and less than five years after the offering, the warrants will remain “under water” and will ultimately expire unexercised.

Investment Income

We hold securities for investment, which are maintained in investment accounts that are segregated from our trading accounts. Our investment portfolio principally consists of securities purchased for investment and underwriter warrants.

9

The following table sets forth, as of March 18, 2014, certain information furnished to us with respect to beneficial ownership of our common stock of (i) each director; (ii) the “named executive officers” (as defined under “Executive Compensation”); (iii) all persons known by us to be beneficial owners of more than 5% of our common stock; and (iv) all current executive officers and directors as a group. Except as otherwise noted, the persons listed below have sole investment and voting power with respect to the Common Stock owned by them. Unless otherwise indicated, the address of each holder is 1331 N.W. Lovejoy Street, Suite 720, Portland, OR 97209.

	Common Stock (1)
Name of Beneficial Owner	Number of Shares (2)	Percent of Shares Outstanding
Chester L.F. and Jacqueline M. Paulson (3)	1,260,514	19.1%
Steve H. Kleemann	759,645	11.4%
Charles L.F. Paulson (5)	655,274	9.8%
Erick J.C. Paulson (5)	639,102	9.6%
Kellie M. Davis (5)	633,094	9.5%
Barry Honig (4)	397,151	6.0%
Shannon P. Pratt, D.B.A.	151,499	2.3%
Paul F. Shoen	87,326	1.3%
Trent D. Davis	48,267	*
Murray G. Smith	28,089	*
Alan Timmins	-	*

All current executive officers and directors as a group (7 persons)	1,603,549	23.5%

*Less than one percent

(1)

Applicable percentage of ownership is based on 6,593,258 shares of common stock outstanding as of March 18, 2014 together with applicable options for such shareholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares.

(2)	Includes options exercisable or exercisable within 60 days of March 18, 2014 as follows:

Chester L.F. and Jacqueline M. Paulson	-
Steve H. Kleemann	70,445
Trent D. Davis	48,267
Charles L.F. Paulson	85,017
Erick J.C. Paulson	62,837
Kellie M. Davis	62,837
Barry Honig	-
Paul F. Shoen	55,445
Shannon P. Pratt, D.B.A.	30,445
Murray G. Smith	11,089
Alan Timmins	-

All current executive officers and directors as a group	293,100

(3)	Includes 1,140,514 shares held by the Paulson Family LLC. Mr. Chester L.F. Paulson resigned as a director and from the offices of Chairman, President and Chief Executive Officer on December 16, 2013.
(4)	Represents shares held directly by Barry Honig and DKR Ventures, LLC of which he is the sole member.
(5)	Represents shares held as a member of the Paulson Family LLC and options as detailed in Note 2.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Board of Directors has determined that each of Dr. Pratt and Messrs. Shoen and Timmins are “independent directors” under Nasdaq Stock Market Marketplace Rule 5605(b)(1). The Board of Directors has also determined that each member of the three committees of the Board of Directors meets the independence requirements applicable to those committees prescribed by NASDAQ and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Exchange Act related to audit committee member independence.

In January 2013, PIC received a $1,500,000 loan from a related party investor pursuant to a convertible promissory note bearing 5% simple interest which is due on January 13, 2016. The note is convertible, subject to FINRA approval, into preferred stock of PIC, representing approximately 35% ownership interest in PIC on a fully diluted basis. The noteholder agreed the note would stop accruing interest after April 30, 2013.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Peterson Sullivan LLP served as our independent registered public accountants for the fiscal years ended December 31, 2013 and December 31, 2012. We utilize the services of Grant Thornton LLP for our tax services.

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